FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2003

CUSAC GOLD MINES LTD. (File #0-000000)

(Translation of registrant's name into English)

Suite 911, 470 GRANVILLE ST., VANCOUVER, B.C. Canada, V6C 1V5

(Address of principal executive offices)

Attachments:

1.

News Release

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CUSAC GOLD MINES LTD.

(Registrant)

Date: August 5, 2003

By:

“Guilford H. Brett”

 Guilford H. Brett

Its:

President & CEO

(Title)

  911 – 470 Granville St.

   Vancouver, B.C. V6C 1V5

    E-mail: info@cusac.com

July 28, 2003

For Immediate Release.

Stock Options Granted

July 28, 2003. Guilford H. Brett, Director, President (TSX:  CQC, OTCBB:  CUSIF), reports that the Company has agreed to grant 1,500,000 Director and Employee incentive options, subject to Regulatory and Shareholder approval at a price of $0.36 per share for a period of three years.

CUSAC GOLD MINES LTD.

For More info call:

Per/

USA: 800-665-5101

“Guilford Brett”

Canada: 800-670-6570

Guilford H. Brett,

Visit our website at: www.cusac.com

Director, President & CEO

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.